METALINK LTD.

NOTICE OF THE 2026 ANNUAL GENERAL MEETING OF
SHAREHOLDERS

TO BE HELD ON DECEMBER 30, 2026

To the Shareholders of Metalink Ltd. (“we,” “Metalink” or the “Company”):

Notice is hereby given that the 2026 Annual General Meeting of Shareholders (the “Meeting” or the “Annual General Meeting”) of Metalink will be held on Wednesday, December 30, 2026 at 3:00 p.m. (Israel time), at Haaliya 24 Beit Itshak, Israel, for the following purposes:

1. To re-elect each of Messrs. Joseph Winston, Daniel Magen, Roi Kol and Ron Mekler, as directors;

2.To approve the appointment of VILKI & Co. CHARTERED ACCOUNTANTS, PCAOB· ID: 7424· UG 1&2 Luxor Palace, B/s Gandhi Smruti Bhavan, Nanpura, Surat, Gujarat, India, to serve as the Company’s auditors for the fiscal year ending December 31, 2026 (the “Auditors”), instead of Elkana Amitai, Certified Public Accountants (Israel), and to authorize the Board of Directors of the Company to fix the Auditors remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so; and

3. To review and consider the audited financial statements of the Company for the year ended December 31, 2025 .

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than seven (7) days following the date hereof, i.e., until November 19, 2026 and, if we determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda in the manner set forth in the proxy statement.

The Company’s Board of Directors recommends a vote FOR approval of each of Items 1-2. Item 3 will not require a vote by shareholders.

Shareholders of record at the close of business on November13, 2026 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy and to promptly mail it in the enclosed pre-addressed envelope, so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors,

/s/ Joseph Winston

Chairman of the Board of Directors

Dated: November 12, 2026

METALINK LTD.

c/o Top Alpha Capital Ltd.

Haaliya 24, Beit-Yitzhak 4292000, Israel

PROXY STATEMENT

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Introduction

This Proxy Statement is being furnished to holders of ordinary shares of Metalink Ltd. (“we,” “Metalink” or the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company (the “Board”) for use at the 2026 Annual General Meeting of Shareholders (the “Meeting” or the “Annual General Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2026 Annual General Meeting of Shareholders.

The Meeting will be held on Wednesday, December 30, 2026 at 3:00 p.m. (Israel time), at Haaliya 24 Beit Itshak, israel.

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•"we", "us", "our", "Metalink", or the "Company" are to Metalink Ltd. and its subsidiaries;

•"dollars" or "$" are to United States dollars;

•"NIS" or "shekel" are to New Israeli Shekels;

•the "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999;

•the "SEC" are to the United States Securities and Exchange Commission;

•"ordinary shares" or “shares” are to our ordinary A shares, NIS 1.0 par value per share; and

•"2025 Annual Report" or “Annual Report” are to the annual report on Form 20-F we filed with the SEC on April 29, 2026.

Purpose of The Meeting

It is proposed that at the Meeting the following resolutions shall be adopted:

1. To re-elect each of Messrs. Joseph Winston, Daniel Magen, Roi Kol and Ron Mekler, as directors; and

2. To approve the appointment of VILKI & Co. CHARTERED ACCOUNTANTS, PCAOB· ID: 7424· UG 1&2 Luxor Palace, B/s Gandhi Smruti Bhavan, Nanpura, Surat, Gujarat, India, to serve as the Company’s auditors for the fiscal year ending December 31, 2026 (the “Auditors”), instead of Elkana Amitai, Certified Public Accountants (Israel), and to authorize the Board of Directors of the Company to fix the Auditors remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so; and

3. At the Meeting, we will also review and consider the audited financial statements of the Company for the year ended December 31, 2025 .

The Company currently is not aware of any other matters which will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Recommendation of the Board

The Board recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

Record Date; Outstanding Voting Securities; Quorum

Only holders of record of the Ordinary Shares, as of the close of business on the record date, November 13, 2026 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. As of November 13, 2026, the Company had 1,255,640 Ordinary Shares issued and outstanding (i.e., excluding treasury shares). Each Ordinary Share outstanding on the Record Date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

A quorum must be present in order for the Meeting to be held. The presence, in person or by proxy, of at least two of the Company’s shareholders holding shares that are entitled to vote in the aggregate at least one-third (1/3) of the voting power of the Company on the Record Date will constitute a quorum for the transaction of business at the Meeting. If within an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to January 4, 2027 at the same time and place or any other date and place as the as the Chairman of the Board may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. At such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Voting and Proxies

Shareholders who are unable to attend the Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received by the Company not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

If no direction is indicated with respect to any matter on a properly executed proxy, such proxy will be voted in accordance with the Board’s recommendation. If any other matters are properly presented for action at the Meeting (which is currently not anticipated), the proxy holders will vote on such matters in accordance with their best judgment.

A shareholder returning a proxy may revoke it at any time before the exercise thereof by filing with the Company a revocation in writing or a duly executed proxy bearing a later date. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Metalink Ltd., c/o Top Alpha Capital Ltd., Haaliya 24, Beit-Yitzhak 4292000, Israel, Attention: Daniel Magen, CEO and CFO.

Proxies for use at the Meeting are being solicited by the Board. Proxies are being mailed to shareholders on or about November 13, 2026 and will be solicited primarily by mail. However, certain of the Company’s officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of the Company’s Ordinary Shares.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

Shareholder Proposals

Pursuant to Section 66(b) of the Companies Law and the regulations promulgated thereunder, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders, provided, however, that with respect to proposing a new director candidate or a removal of a director, the threshold is 5% of our outstanding ordinary shares. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Meeting by submitting their proposals in writing to our Chief Executive Officer and Chief Financial Officer at the following address: Metalink Ltd., c/o Top Alpha Capital Ltd., Haaliya 24, Beit-Yitzhak 4292000, Israel, Attention: Daniel Magen, CEO and CFO. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Executive Officer and Chief Financial Officer must receive the written proposal no later than seven (7) days following the date hereof, i.e., until November 19, 2026.

In general, a shareholder proposal must be in English and set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls and/or manages such person, (ii)

the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder's purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the shareholders meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law. The Company may disregard shareholder proposals that are not timely and validly submitted.

If our Board will determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda for the Meeting by way of issuing a press release and/or submitting a Current Report on Form 6-K to the SEC.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares as of November 12, 2026 by (i) each person who is known by us to own beneficially more than 5% of the outstanding Ordinary Shares and (ii) all directors and officers as a group.

The information contained herein has been obtained from the Company’s records, from information furnished by the individual or entity to the Company or from public filings.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Daniel Magen (3)	670,000	53.4%
Directors and Officers as a group (consisting of 6 persons)	670,000	53.4%

1.Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Ordinary shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of November 12, 2026.

2.The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of November 12, 2026 (excluding 1,435,217 treasury shares). Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of November 12, 2026 are treated as outstanding only for the purposes of determining the percentage owned by such person or group.

3.The record holder of the 670,000 shares is Top Alpha Capital S.M. Ltd., an Israeli company wholly owned by Mr. Magen, based on a Schedule 13D/A filed by Top Alpha with the SEC on March 8, 2017. Mr. Magen is considered our indirect controlling shareholder by virtue of his control of Top Alpha and serves as our CEO, CFO and as a director.

PROPOSALS FOR THE ANNUAL GENERAL MEETING

ITEM 1 - ELECTION OF DIRECTORS

Background

The Company currently has a Board of six directors. Directors of the Company, other than external directors, are elected at each annual meeting of shareholders.

At the Meeting, shareholders will be asked to re-elect Mr. Joseph Winston, Mr. Daniel Magen, Mr. Roi Kol and Mr. Ron Mekler as members of the Board, where each director will be voted on separately.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the four (4) nominees named above as directors of the Company, each to hold office until the next annual general meeting or until his successor shall have duly taken officer.

The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. In addition, the Company is not aware of any understandings or agreements with respect to the future election of any nominees named herein.

The following information is supplied with respect to each person nominated and recommended to be elected by the Board and is based upon the records of the Company and information furnished to it by the nominees. Our Board has determined that Mr. Mekler is independent within the meaning of the Companies Law and subject to his re-election, he will continue to serve as a member of our Audit and Compensation Committees. Reference is made to the above chart entitled “Ownership of Ordinary Shares” for information pertaining to share ownership by certain nominees. If elected, the nominees will be entitled to the compensation described under "Executive Compensation" below.

A brief biography of each director nominee is set forth below:

Joseph Winston, 48, has served as Chairman of our Board since March 2017. He is the Chief Financial Officer of Finext Capital, a subsidiary of the Futureal Group, a European real estate developer. From November 2007 until June 2011, Mr. Winston worked as an analyst and portfolio manager at Erez Investments, a subsidiary of Vision Sigma Ltd. (TASE: VISN). Mr. Winston has a B.A. in economics with a minor in business from the University of California, Berkeley and an M.B.A. in finance and strategy from the UCLA Anderson School of Management. Mr. Winston earned the right to use the Charted Financial Analyst designation in 2005.

Daniel Magen, 56, has served as our director since March 2017. Effective December 2017, Mr. Magen also serves as our Chief Executive Officer and Chief Financial Officer. He currently also serves as the sole director of Top Alpha Capital S.M. Ltd., a controlling shareholder of the Company. Mr. Magen has a B.A. in economics and accounting from Tel Aviv University. Mr. Magen is a certified public accountant.

Roi Kol, 45, has served as our director since March 2017. He is the VP Investments of Top Alpha Investment House, an affiliate of Top Alpha Capital S.M. Ltd., a controlling shareholder of the Company. Mr. Kol has a B.A. in economics with a specialty in business management from Ben Gurion University. Mr. Kol holds a portfolio management license from the Israel Securities Authority.

Ron Mekler, 53, has served as our director since June 2018. He is the Chief Financial Officer at a large health services organization. Mr. Mekler previously served as CFO and as a Controller in several international industrial and real estate companies. Mr. Mekler has a B.A. in economics and accounting from Ben Gurion University and an M.B.A. in business administration with a specialty in finance and tax from the Ono Academic College. Mr. Mekler is a certified public accountant.

The Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Joseph Winston be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

“RESOLVED, that Daniel Magen be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

“RESOLVED, that Roi Kol be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

“RESOLVED, that Ron Mekler be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

Required Vote

Approval of this matter will require the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, and voting on this matter.

The Board recommends that the shareholders vote FOR the election of the said nominees.

Our External Directors (not to be re-elected at the Meeting)

Avi Mann, 64, has served as our external director since June 2018. He is the Chief Executive Officer of PargaMann Eng. Ltd., a privately held company that provides marketing, engineering and technological solutions for construction projects to a number of local and international companies. He is also a shareholder and director of Bettear Accessible Technologies Development Ltd., a privately held company. Mr. Mann has a BSc in mechanical engineering from the Technion, Israel Institute of Technology with a specialty in energy systems and an M.B.A. in business administration with a specialty in strategic management, marketing, human resources, systems management and organizational structure from the Technion, Israel Institute of Technology.

Mor Salomon, 37, has served as our external director since June 2018. Since 2025, she has been serving as a principal analyst at Kimberly-Clark Corporation. Prior thereto, since May 2019, Ms. Salomon was an economist in the finance department of Soglowek Ltd., a food manufacturer and supplier. Prior thereto, from February 2017 to April 2019, she was the Head of Finance of the Retail Division of Alpha Cosmetics Ltd. Ms. Salomon has a B.A. in economics and business administration from Bar Ilan University and an MBA - Master of Business Administration, from the Technion, Israel institution of technology.

Executive Compensation

The aggregate remuneration we paid for the year ended December 31, 2025 to our directors and executive officers (six persons during 2025), was approximately NIS 21,735 (equivalent to approximately $6,813.48) in salaries, fees, commissions and bonuses. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits. No directors have arrangements to receive benefits upon termination of employment.

As approved by our shareholders, commencing June 2018, our external directors, including Messrs. Mann and Salomon, and our independent directors, including Mr. Mekler, and such other external and independent directors who may serve the Company from time to time are entitled to receive the minimum compensation permitted for external directors under the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 2000, as amended (the “Compensation Regulations”), which currently means: (i) fixed compensation for their service on the Board or any committee of the Board of NIS 21,210 (equivalent to approximately $5,800) on an annual basis, and (ii) compensation for their participation in any Board or committee meetings of NIS 615 per meeting attended (equivalent to approximately $170), or, for attendance via teleconference, 60% of such participation fee and 50% of such fee for the approval of actions of the Board by way of written consent all linked to the Israeli CPI.

As approved by our shareholders, commencing June 2018, our directors affiliated with our controlling shareholder (namely, Mr. Kol) or that may be affiliated with our controlling shareholder (namely, Mr. Winston) are entitled to a meeting attendance fee of NIS 620 (equivalent to approximately $170), or, for attendance via teleconference, 60% of such participation fee and 50% of such fee for the approval of actions of the Board by way of written consent, all linked to the Israeli CPI.

For the sake of clarity, Mr. Magen is not entitled to any fees in consideration for his service as a member of the Board or as an executive officer.

In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification, the form of which is publicly available as Appendix B to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K submitted to the SEC on December 12, 2011.

For additional details regarding executive compensation, see Item 6.B of our Annual Report, which is incorporated herein by reference.

ITEM 2 - APPOINTMENT OF AUDITORS

At the Meeting, you will be asked to approve the appointment of VILKI & Co. CHARTERED ACCOUNTANTS, PCAOB· ID: 7424· UG 1&2 Luxor Palace, B/s Gandhi Smruti Bhavan, Nanpura, Surat, Gujarat, India ("Vilki & Co"), as the Company’s independent auditors (the “Proposed Auditors”) for the fiscal year ending December 31, 2026. Accordingly, if such proposal is approved, the engagement of Elkana Amitai, certified public accountant (Israel) (the ''Former Auditors'') with the Company will not be renewed. At the Meeting, the shareholders will also be asked to authorize the Board to fix the compensation of the Company’s auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee of the Board (the “Audit Committee”).

With respect to the year 2025, (i) the Company paid Elkana Amitai NIS 46,633 (equivalent to approximately $13,000+VAT), for audit of our annual financial statements, consultations on various accounting issues and performance of local statutory audits, and (ii) no other fees, whether for tax or other services, were paid by us to Elkana Amitai.

It is proposed that at the Meeting the following resolutions be adopted:

The members of the Audit Committee discussed the non-renewal of the Former Auditors’ engagement after giving the Former Auditors a reasonable opportunity to present their position before the Audit Committee, and determined to recommend the non-renewal of the engagement with the Former Auditor. In reaching this conclusion, which was later approved by the Board, the Audit Committee considered that the Former Auditor requested, for personal reasons, not to renew his appointment as auditor of the Company. In addition, it was clarified to the Audit Committee that there were no, and there are no significant professional disputes between the Former Auditors and the Company. It was further clarified that the audits and reviews conducted by the Former Auditors revealed no extraordinary findings. Accordingly, the proposed change to the independent auditors does not involve matters of interest to the Company’s shareholders.

The Audit Committee and Board were in agreement on the suitability of the Proposed Auditors to conduct an audit of the Company, in light of, among other things, the Proposed Auditor’s experience and the nature of the Company’s activities.

The Board accepted the recommendations of the Audit Committee as aforesaid, approved the resolution and determined to add this Item No. 2 to the agenda of the Meeting, as required by the Companies Law. In accordance with section 162(b) of the Companies Law, and after the Former Auditors were given the opportunity to present their position before the Audit Committee and waived their right to do so, the Board invited the Former Auditors to attend the Meeting and present their position, should they wish to do so.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to appoint Vilki & Co as the auditors of the Company for the fiscal year ending December 31, 2026 instead of Elkana Amitai, certified public accountant (Israel); and further

“RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee of the Board of Directors.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on this matter.

The Board recommends that the shareholders vote FOR approval of the above resolutions.

ITEM 3 - REVIEW AND CONSIDERATION OF THE FINANCIAL STATEMENTS

In accordance with applicable Israeli law, at the Meeting, the audited financial statements of the Company for the year ended December 31, 2025 and the related auditor’s reports in respect thereof will be presented and discussed.

The audited financial statements of the Company for the year ended December 31, 2025 and the related auditor’s report were filed with the SEC as part of our Annual Report, which is available at the SEC’s website, www.sec.gov.

Any shareholder may receive a copy of the said Annual Report on Form 20-F, without charge, upon written request to the Company. None of the auditors’ report or the financial statements form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER MATTERS

It is not anticipated that any matters other than those on the agenda described above will be presented at the Meeting. If any other matters are properly presented to the Meeting, the persons named on the enclosed proxy will have discretionary authority to vote all proxies on such matters in accordance with their best judgment.

/s/ Joseph Winston

Chairman of the Board of Directors

Dated: November 12, 2026